Exhibit 99.1

Cenovus Energy achieves strong Q1 cash flow

Growth projects deliver 66% production increase

•	Production from the Foster Creek and Christina Lake enhanced oil properties increased 66% in the first quarter of 2010 compared to the same period in 2009.
•	Foster Creek achieved payout for royalty purposes in February, reflecting the project’s success.
•	Cenovus’s mature conventional oil and gas properties generated about half a billion dollars in operating cash flow in excess of capital expenditures.
•	The company’s hedging position was strengthened to help provide more cash flow certainty.
•	Cenovus changed to reporting financial results in Canadian dollars, and to reporting production on a before royalties basis, for better comparison with its Canadian peers.

“In our first full quarter, we completed our transition to an independent company while achieving great financial and operating results,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “The year is progressing well and we are somewhat ahead of our expectations. Production ramped up at our new phases at Foster Creek and work is advancing on the next two phases at Christina Lake.

“Our conventional oil and gas properties continue to be very efficient operations and are delivering strong cash flow,” Ferguson said. “We have added to our financial strength by increasing our hedging position, giving us more certainty around cash flow. The evaluation of our opportunity rich portfolio is well under way, supported by the release of our bitumen economic contingent resources estimates last week. We are on track with our plans and look forward to continued strong performance in 2010.”

Financial & Production Summary[1]
(for the period ended March 31) (C$ millions, except per share amounts)	2010 Q1	2009 Q1	% change
Cash flow[2] Per share diluted	721 0.96	741 0.99	-3
Operating earnings[2] Per share diluted	353 0.47	414 0.55	-15
Capital investment	493	652	-24
Production (before royalties)
Foster Creek (bbls/d)	51,126	28,554	79
Christina Lake (bbls/d)	7,420	6,635	12
Foster Creek & Christina Lake Total (bbls/d)	58,546	35,189	66
Other Oil and NGLs (bbls/d)	72,003	78,870	-9
Natural gas (MMcf/d)	775	866	-11

1 Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes   on a before royalties basis.

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory.

www.cenovus.com	1

Calgary, Alberta (April 29, 2010) – In its first full quarter as an independent integrated oil company, Cenovus Energy Inc. (TSX, NYSE: CVE) realized strong cash flow. Its Foster Creek and Christina Lake enhanced oil properties in northeast Alberta delivered higher production and lower operating costs per barrel relative to the first quarter of 2009.

Cash flow for the quarter was approximately $721 million ($0.96 per share), down 3% from the same period in 2009, as higher oil production and prices were offset by expected lower natural gas production as well as a decrease in realized natural gas prices and lower refining margins.

Cenovus’s strategy is focused on growing its oil business, which accounts for approximately 85% of its proved plus probable reserves and 98% of its economic contingent resources. Reflecting that commitment to oil growth, production from Foster Creek increased by 79% in the first quarter of 2010 compared to the same period last year and first quarter production at Christina Lake increased by 12%.

“We maintained our momentum in this period of transition following the completion of the Encana split transaction,” Ferguson said. “I’d like to thank our employees for keeping us safely on track and for the progress we made in charting our growth strategy.”

Foster Creek achieves payout

Strong operational performance and a superior quality resource resulted in Cenovus’s Foster Creek project achieving payout for royalty purposes in the first quarter of 2010, the result of cumulative project revenue exceeding cumulative project allowable costs. After a decade in operation, production at Foster Creek has increased to average about 102,000 barrels per day (bbls/d) on a gross basis in the first quarter. As a result of reaching payout, the royalty rate increased from an average of 1.4% in the first quarter of 2009 to an average of 9.7% in the first quarter of 2010, with only a portion of the quarter reflecting the increased rate. Foster Creek is Alberta’s largest producing steam assisted gravity drainage (SAGD) project to reach payout to date.

“The achievement of payout at Foster Creek is a significant milestone that speaks to the quality of our assets and is a credit to our team,” Ferguson said. “Cenovus’s largest enhanced oil project has demonstrated top tier capital and operational efficiency. We are leading the way in implementing innovative technologies that reduce operating costs and our impact on the environment. Foster Creek’s top performance demonstrates that we have the experience and capabilities to deliver on our growth plans.”

Growth strategy under development

During the first quarter, Cenovus made substantial progress in developing a plan to grow its bitumen business. A major building block was an independent evaluation of Cenovus’s bitumen economic contingent resources, with details announced on April 22, 2010. The contingent resources numbers are in addition to Cenovus’s previously reported reserves estimates. The company is also assessing the petroleum initially in place for its bitumen and plans to provide more details about that assessment in June at its investor day events. At that time, Cenovus will also offer more information about plans for future project development and capital spending.

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Strong cash flow from conventional assets

Cenovus has a large portfolio of conventional assets that continue to generate strong cash flow to fund the growth of its northeast Alberta oil properties. During the first quarter, the company’s mature conventional oil and gas properties generated about half a billion dollars in operating cash flow in excess of capital expenditures. Cenovus continues to look for ways to optimize production from these cost efficient properties.

To help provide more predictability around cash flow, Cenovus increased its hedging position during the quarter. Approximately 70%, or 455 million cubic feet per day (MMcf/d) of its expected 2010 gas production - net of internal fuel use - is now hedged at an average NYMEX price of US$6.07/Mcf and approximately 20% of expected 2010 oil production is hedged at a WTI price of US$76.99/bbl.

IMPORTANT NOTE: Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis, to better reflect its business and to enhance comparability to its peers. Cenovus has updated its 2010 Corporate Guidance document, available at www.cenovus.com. All numbers in this news release are reported on a net to Cenovus basis unless otherwise stated.

Oil Growth Operations

Foster Creek and Christina Lake

Cenovus’s enhanced oil properties in northeast Alberta represent the company’s most significant opportunity for substantial growth in the near term. Cenovus’s two bitumen producing projects, Foster Creek and Christina Lake, use SAGD technology. They are operated by Cenovus and owned 50-50 with ConocoPhillips. Cenovus continues to advance technologies that reduce the amount of water, natural gas and electricity used in the SAGD process and to minimize land disturbance across its operations.

(Before royalties) (Mbbls/d)	Daily Production
	2010	2009					2008
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Foster Creek	51	38	47	40	35	29	26
Christina Lake	7	7	7	6	7	7	4
Total[1]	59	44	54	47	41	35	30

1 Totals may not add due to rounding.

Production

•      Foster Creek produced more than 51,000 bbls/d in the first quarter of 2010, up from nearly 29,000 bbls/d during the same period last year – a 79% increase. The production growth is mainly related to the ramp up of phases D and E, which came on production late in the first quarter of 2009. With the addition of those two phases, Foster Creek has production capacity of 120,000 bbls/d (gross).

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•      About 12% of current production at Foster Creek comes from wedge wells. Fourteen new wedge wells are planned for 2010, in addition to the 36 drilled to date, of which 30 are producing. A wedge well pilot program has also been launched at the Christina Lake operation.

•      Production at Christina Lake increased by about 12% in the first quarter to more than 7,000 bbls/d.

•      Cenovus continues to achieve one of the best steam to oil ratios (SOR) in the industry with a combined SOR of less than 2.3 at Christina Lake and Foster Creek in the first quarter.

Costs

•      Operating costs per barrel at Foster Creek and Christina Lake averaged $11.82 in the first quarter of 2010, a 28% decline from $16.33 in the first quarter of 2009, mainly due to higher production volumes and a lower level of workovers and repair and maintenance activities.

•      Non-fuel operating costs for Foster Creek and Christina Lake were $8.57/bbl in the first quarter of 2010 compared to $13.02/bbl in the first quarter of 2009.

Expansions and Growth Projects

•      During the quarter, Cenovus announced its plan to accelerate construction of phase D at Christina Lake, moving ahead scheduled completion by six months, with production expected to begin in mid 2013.

•      The regulatory process is underway for Christina Lake phases E, F and G with approval anticipated in 2011.

•      Phases F, G and H at Foster Creek continue to move through the regulatory process and approval is anticipated later this year. The three new phases are expected to add 90,000 bbls/d (gross) of production capacity by 2017.

•      In the first quarter, Cenovus initiated public consultation for the Narrows Lake project. The company expects to file a regulatory application for Narrows Lake with Alberta’s Energy Resources Conservation Board at the end of the second quarter. The application is expected to include the possibility of using a combination of SAGD and solvent aided process (SAP) for oil production. SAP is a technological improvement applied to SAGD operations that helps maximize the amount of oil recovered and decrease emissions.

Downstream

Cenovus’s downstream operations include the Wood River refinery in Illinois and the Borger refinery in Texas, which are jointly owned with ConocoPhillips, the operator. In addition to the 25,000 bbls/d (gross) coking capacity at Borger, 65,000 bbls/d (gross) of coking capacity is being added at Wood River with the coker and refinery expansion (CORE) project to increase the total coking capacity at Wood River to 83,000 bbls/d (gross). The CORE project was approximately 77% complete as of March 31 and is expected to be in operation in mid 2011. It is anticipated that this project will improve operating cash flow at Wood River by between US$150 million and US$200 million a year (net to Cenovus). With the completion of the CORE project, Cenovus’s two refineries will be among the most complex in the United States, with the ability to process a wide variety of crude feedstocks and produce a large quantity of high value clean products. These refineries will have a combined capability to process as much as 275,000 bbls/d (gross) of heavy crude oil.

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Despite a challenging environment for refiners during the first quarter of 2010, Cenovus’s refineries performed relatively well and were supported by better than anticipated margins on asphalt at Wood River.

•      In the first quarter of 2010, the refineries produced 188,500 bbls/d of refined products.

•      Refinery crude utilization averaged 79% or 177,500 bbls/d crude throughput, lower than in the same period a year ago, due to weaker market conditions and scheduled turnaround activity.

•      Operating cash flow for downstream operations in the first quarter of 2010 was a deficiency of $6 million, which was $79 million lower than the first quarter of 2009 due to increased crude oil feedstock costs, reduced market crack spreads and lower crude utilization.

Conventional Oil and Natural Gas

(Before royalties)	Daily Production
	2010	2009					2008
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Conventional oil production[1] (Mbbls/d)	72	77	75	80	76	79	82
Natural Gas (MMcf/d)	775	837	797	830	856	866	954

1 The production numbers reflect the sale of Cenovus’s Senlac assets in the fourth quarter of 2009.

Conventional Crude Oil and NGLs

Cenovus holds a large base of crude oil properties across Alberta and Saskatchewan. These highly efficient operations include the Pelican Lake and Weyburn enhanced oil operations as well as conventional oil production in southern Alberta. The conventional assets continue to generate operating cash flow well in excess of their ongoing capital investment requirements. Cenovus’s Weyburn operation is the world’s largest geological carbon dioxide sequestration project.

•      The Lower Shaunavon oil asset in Saskatchewan is an early stage development opportunity for Cenovus. Production reached about 1,000 bbls/d during the quarter from eight new wells, before being restricted by weather and road bans.

•      Cenovus has farmed out some of its fee lands in the Pekisko oil play in southern Alberta and is receiving about 1,000 bbls/d of royalty production.

•      Overall conventional oil production decreased primarily as a result of expected natural declines, partially offset by new production.

•      Operating costs increased 15% to $11.10/bbl in the first quarter of 2010 compared to the same period last year, mainly due to increased polymer usage, a higher level of workovers and repair and maintenance activity, as well as higher property taxes.

•      A pilot project to determine whether an alkaline surfactant polymer (ASP) flood would economically enhance heavy oil recovery from conventional assets in southern Alberta was successful. The pilot is now proceeding to the commercial stage and the technology is being considered for application to other projects.

Natural Gas

Cenovus’s natural gas assets in southern Alberta are an important component of the company’s financial foundation, generating funds required for expansion in other areas of the company. The company’s natural gas business also

CENOVUS ENERGY	5

acts as an economic hedge against price fluctuations, since natural gas fuels the company’s SAGD and refinery operations. Cenovus’s natural gas properties comprise established, reliable fields with efficient operations.

•      Natural gas production decreased 11% to 775 MMcf/d in the first quarter of 2010 compared to the same period in 2009, due to expected natural declines as well as lower drilling and tie-in activity in response to lower natural gas prices.

•      Cenovus plans to manage declines in natural gas production, targeting a long term production level of between 400 and 500 MMcf/d.

•      Coalbed methane (CBM) projects in southern Alberta are outperforming company expectations, with production reaching about 22 MMcf/d at the end of the first quarter. CBM is a new and developing opportunity for Cenovus, offsetting expected declines in natural gas production from shallow gas wells and demonstrating low finding and development costs and low operating costs. Cenovus has more than 7,000 potential CBM well locations identified in southern Alberta.

Financial

Dividend

The Cenovus Board of Directors has declared a quarterly dividend of $0.20 per share, payable on June 30, 2010, to common shareholders of record as of June 15, 2010. Based on the April 28, 2010, closing share price on the Toronto Stock Exchange of $28.59, this represents an annualized yield of about 2.8%. Declaration of dividends is at the sole discretion of the Board of Directors.

The Board of Directors has approved a dividend reinvestment plan, which Cenovus expects to establish and make available to shareholders for the second quarter 2010 dividend. More information will soon be available on Cenovus’s website, www.cenovus.com.

Risk Management Strategy

The risk management policy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The policy allows Cenovus to hedge up to 75% of its net current year expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the following two years. The policy allows for fixed price hedges of as much as 50% of net liquids production in the current year and 25% of net liquids production for each of the following two years.

Cenovus’s hedging position at March 31, 2010, comprises:

•      455 MMcf/d, or approximately 70% of expected 2010 net gas production, hedged at an average NYMEX price of US$6.07/Mcf

•      24,600 bbls/d, or approximately 20% of expected 2010 oil production, hedged at a WTI price of US$76.99/bbl

•      263 MMcf/d of natural gas hedged for 2011 at an average NYMEX price of US$5.90/Mcf

•      60 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$6.49/Mcf

Cenovus’s realized after tax hedging gains for the first quarter of 2010 were $17 million, down from $198 million in the first quarter of 2009, due to lower hedge prices being realized on natural gas.

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In addition to its financial hedges, Cenovus benefits from a natural hedge with its gas production. About 100 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by natural gas that Cenovus produces. This natural hedge is considered when determining the company’s financial hedging limits.

Financial Highlights

•      Operating earnings were $353 million, or $0.47 per share, down 15% from the same period a year ago, reflecting the effects of decreased realized hedging gains and lower natural gas prices and production, as well as lower refining margins.

•      Cenovus’s net earnings in the first quarter were $525 million, similar to the same quarter in 2009. Net earnings were impacted by an unrealized mark-to-market after tax gain of $170 million, compared to an after tax gain of $64 million in the first quarter of 2009, and an unrealized after tax foreign exchange gain of $2 million, compared to an after tax gain of $37 million last year. Cenovus’s management views operating earnings, a non-GAAP measure defined in the Advisory, as a better measure of performance than net earnings because non-operating unrealized gains and losses are removed from operating earnings.

•      Cenovus received an average realized price of $68.09/bbl for its oil, 58% higher than the first quarter of last year, and $5.80/Mcf for its natural gas, 35% less than the first quarter of 2009, including hedging gains and losses.

•      Capital spending during the quarter was $493 million, a decrease of 24% compared to the first quarter of 2009, primarily due to weather related delays in both downstream and upstream operations. Much of the capital spending that was delayed in the first quarter is expected to proceed later in the year.

•      Free cash flow was $228 million, $139 million higher than in the first quarter of 2009.

•      Cenovus’s divestiture program continues with first quarter proceeds of $72 million from the sale of land at the Narrows Lake property to the partnership Cenovus has with ConocoPhillips. Another $70 million worth of assets are expected to be sold in the second quarter. Several other asset packages are currently being marketed. Cenovus is planning $1 billion in divestitures over the next two years if market conditions are favourable.

•      Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At March 31, 2010, the company’s debt to capitalization ratio was 26% and debt to adjusted EBITDA, on a trailing 12 month basis, was 1.0 times.

Earnings Reconciliation Summary
(for the period ended March 31) ($ millions, except per share amounts)	2010 Q1	2009 Q1
Net earnings Add back (losses) & deduct gains:	525	515
Unrealized mark-to-market hedging gain (loss), after-tax	170	64
Non-operating foreign exchange gain (loss), after-tax	2	37
Operating earnings[1]	353	414
Per share diluted	0.47	0.55

1Operating earnings is a non-GAAP measure as defined in the Advisory.

CENOVUS ENERGY	7

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, April 29, 2010, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on April 29, 2010, until midnight May 6, 2010, by dialing 800-642-1687 or 416-849-0833 and entering conference ID 59165022.

A live audio webcast of the conference call will also be available via Cenovus’s website, www.cenovus.com, under Investor Relations. The webcast will be archived for approximately 90 days.

Cenovus Energy Inc.

Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately $25 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.

Further information on Cenovus Energy is available on the company’s website, www.cenovus.com, or by contacting:

Cenovus Contacts

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751

James Fann
Analyst, Investor Relations
403-766-6700

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ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•      Operating Cash Flow is defined as Net Revenues, less production and mineral taxes, transportation and selling, operating and purchased product expenses and is used to provide a consistent measure of the cash generating performance of our assets and improves the comparability of our underlying financial performance between periods.

•      Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in this news release and interim financial statements.

•      Operating earnings show net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•      Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•      Capitalization is a measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•      Adjusted EBITDA is defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations.

OIL AND GAS INFORMATION

Our disclosure of annual reserves data is made in accordance with U.S. disclosure requirements pursuant to an exemption from the Canadian securities administrators. As a result, the information provided by Cenovus may differ from corresponding information prepared in accordance with National Instrument 51-101 (“NI 51-101”). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Cenovus’s Annual Information Form, available at www.cenovus.com or www.sedar.com.

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Our disclosure of economic contingent resources is based on definitions contained in the Canadian Oil and Gas Evaluation Handbook (COGEH). For further information regarding our economic contingent resources estimates and the associated COGEH definitions, see our April 22, 2010 news release available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information about our current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements and information are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, operating and financial results, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.

Our forward-looking information respecting anticipated 2010 cash flow and operating cash flow is based on the following assumptions: achieving average 2010 production of approximately 120,200 bbls/d to 129,700 bbls/d of crude oil and liquids and 740 MMcf/d to 760 MMcf/d of natural gas; average commodity prices for 2010 of a WTI price of US$65 per bbl to US$85 per bbl and a WCS price of US$54 per bbl to US$71 per bbl for oil, a NYMEX price of US$5.50 per Mcf to US$6.15 per Mcf and AECO price of $5.15 per GJ to $5.70 per GJ for natural gas; an average U.S./Canadian dollar foreign exchange rate of $0.85 to $0.96 US$/CDN$; an average Chicago 3-2-1 crack spread for 2010 of US$7.50 per bbl to US$9.50 per bbl for refining margins; and an average number of outstanding shares of approximately 751 million.

Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and

CENOVUS ENERGY	10

gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail in our 2009 Annual Information Form/Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2009, each as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

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CONSOLIDATED STATEMENT OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the period ended March 31,		Three Months Ended
(C$ millions, except per share amounts)		2010	2009

Gross Revenues	(Note 1)	3,602	2,736
Less: Royalties		111	43
Net Revenues		3,491	2,693
Expenses	(Note 1)
Production and mineral taxes		12	13
Transportation and selling		291	166
Operating		348	364
Purchased product		1,765	1,136
Depreciation, depletion and amortization		324	380
General and administrative		52	41
Interest, net	(Note 7)	65	45
Accretion of asset retirement obligation	(Note 13)	22	11
Foreign exchange (gain) loss, net	(Note 8)	(27)	(52)
Other (income) loss, net		(1)	-
		2,851	2,104
Earnings Before Income Tax		640	589
Income tax expense	(Note 9)	115	74
Net Earnings		525	515
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment		(88)	87
Comprehensive Income		437	602

Net Earnings per Common Share	(Note 18)
Basic		0.70	0.69
Diluted		0.70	0.69

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	12	First quarter report
for the period ended March 31, 2010

CONSOLIDATED BALANCE SHEET (unaudited)

As at (C$ millions)		March 31, 2010	December 31, 2009

Assets
Current Assets
Cash and cash equivalents		397	155
Accounts receivable and accrued revenues		1,108	978
Income tax receivable		7	40
Current portion of Partnership Contribution Receivable	(Note 11)	339	345
Risk management	(Note 17)	246	60
Inventories	(Note 10)	845	875
		2,942	2,453
Property, Plant and Equipment, net	(Note 1)	15,171	15,214
Partnership Contribution Receivable	(Note 11)	2,457	2,621
Risk Management	(Note 17)	51	1
Other Assets		414	320
Goodwill	(Note 1)	1,146	1,146
		22,181	21,755

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,823	1,574
Current portion of Partnership Contribution Payable	(Note 11)	335	340
Risk management	(Note 17)	67	70
		2,225	1,984
Long-Term Debt	(Note 12)	3,494	3,656
Partnership Contribution Payable	(Note 11)	2,486	2,650
Risk Management	(Note 17)	6	4
Asset Retirement Obligation	(Note 13)	1,165	1,147
Other Liabilities		335	239
Future Income Taxes		2,569	2,467
		12,280	12,147
Shareholders’ Equity	(Note 14)	9,901	9,608
		22,181	21,755

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	13	First quarter report
for the period ended March 31, 2010

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(unaudited)

(C$ millions)	Share Capital (Note 14)	Paid in Surplus (Note 14)	Retained Earnings	AOCI*	Owner’s Net Investment	Total

Balance as of December 31, 2008	-	-	-	224	9,264	9,488
Net earnings	-	-	-	-	515	515
Net distribution to owner	-	-	-	-	(129)	(129)
Other comprehensive income (loss)	-	-	-	87	-	87
Balance as of March 31, 2009	-	-	-	311	9,650	9,961

Balance as of December 31, 2009	3,681	5,896	45	(14)	-	9,608
Net earnings	-	-	525	-	-	525
Common shares issued under option plans	6	-	-	-	-	6
Dividends on common shares	-	-	(150)	-	-	(150)
Other comprehensive income (loss)	-	-	-	(88)	-	(88)
Balance as of March 31, 2010	3,687	5,896	420	(102)	-	9,901

*Accumulated Other Comprehensive Income

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	14	First quarter report
for the period ended March 31, 2010

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
For the period ended March 31, (C$ millions)		2010	2009

Operating Activities
Net earnings		525	515
Depreciation, depletion and amortization		324	380
Future income taxes	(Note 9)	100	(24)
Unrealized (gain) loss on risk management	(Note 17)	(237)	(86)
Unrealized foreign exchange (gain) loss		(32)	(53)
Accretion of asset retirement obligation	(Note 13)	22	11
Other		19	(2)
Net change in other assets and liabilities		(15)	(3)
Net change in non-cash working capital		114	(56)
Cash From Operating Activities		820	682

Investing Activities
Capital expenditures	(Note 1)	(493)	(652)
Proceeds from divestitures	(Note 6)	72	-
Net change in investments and other		2	1
Net change in non-cash working capital		47	(67)
Cash (Used in) Investing Activities		(372)	(718)

Net Cash Provided (Used) before Financing Activities		448	(36)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(58)	240
Net financing transactions with Encana		-	(129)
Issuance of common shares		5	-
Dividends on common shares		(150)	-
Cash From (Used in) Financing Activities		(203)	111

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(3)	(2)
Increase (Decrease) in Cash and Cash Equivalents		242	73
Cash and Cash Equivalents, Beginning of Period		155	188
Cash and Cash Equivalents, End of Period		397	261

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	15	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of bitumen, crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States.

The Company is headquartered in Calgary, Alberta and its common shares are listed on the Toronto and New York stock exchanges.  Information on the Company’s background and the basis of presentation for these financial statements are found in Note 2.

Cenovus is organized into two operating divisions:

•

Integrated Oil Division, which includes all of the assets within the upstream and downstream integrated oil business with the Company’s joint venture partner, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. including two major enhanced oil recovery properties: (i) Foster Creek; and (ii) Christina Lake; as well as two refineries: (i) Wood River; and (ii) Borger.

•

Canadian Plains Division, which contains established crude oil and natural gas development assets in Alberta and Saskatchewan and includes two major enhanced oil recovery properties: (i) Weyburn; and (ii) Pelican Lake; as well as the Southern Alberta oil and gas properties. The division also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

For financial statement reporting purposes, the Company’s operating and reportable segments are:

•

Upstream Canada, which includes Cenovus’s development and production of bitumen, crude oil, natural gas and natural gas liquids (“NGLs”), and other related activities in Canada. This includes the Foster Creek and Christina Lake operations which are jointly owned with ConocoPhillips, an unrelated U.S. public company, and operated by Cenovus.

•

Downstream Refining, which is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips and operated by ConocoPhillips.

•

Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment and geographic location, then by product and operating division.  Capital expenditures and goodwill information are summarized at the end of the note.

Cenovus Energy Inc.	16	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

Segment and Geographic Information (For the three months ended March 31)

	Upstream Canada		Downstream Refining
(C$ millions)	2010	2009	2010	2009

Gross Revenues	1,867	1,493	1,518	1,154
Less: Royalties	111	43	-	-
Net Revenues	1,756	1,450	1,518	1,154
Expenses
Production and mineral taxes	12	13	-	-
Transportation and selling	291	166	-	-
Operating	205	198	139	147
Purchased product	404	218	1,385	934
Operating Cash Flow	844	855	(6)	73
Depreciation, depletion and amortization	265	304	51	63
Segment Income (Loss)	579	551	(57)	10

As at (C$ millions)	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Property, Plant & Equipment	10,068	10,109	4,993	4,989
Goodwill	1,146	1,146	-	-
Total Assets	15,172	15,218	6,155	6,107

	Corporate and Eliminations		Consolidated
(C$ millions)	2010	2009	2010	2009

Gross Revenues	217	89	3,602	2,736
Less: Royalties	-	-	111	43
Net Revenues	217	89	3,491	2,693
Expenses
Production and mineral taxes	-	-	12	13
Transportation and selling	-	-	291	166
Operating	4	19	348	364
Purchased product	(24)	(16)	1,765	1,136
	237	86	1,075	1,014
Depreciation, depletion and amortization	8	13	324	380
Segment Income (Loss)	229	73	751	634
General and administrative	52	41	52	41
Interest, net	65	45	65	45
Accretion of asset retirement obligation	22	11	22	11
Foreign exchange (gain) loss, net	(27)	(52)	(27)	(52)
Other (income) loss, net	(1)	-	(1)	-
	111	45	111	45

Earnings Before Income Tax			640	589
Income tax expense			115	74
Net Earnings			525	515

As at (C$ millions)	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Property, Plant & Equipment	110	116	15,171	15,214
Goodwill	-	-	1,146	1,146
Total Assets	854	430	22,181	21,755

Cenovus Energy Inc.	17	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Canada Product and Divisional Information

(For the three months ended March 31)

			Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	515	205	526	343	1,041	548
Less: Royalties	27	1	74	29	101	30
Net Revenues	488	204	452	314	940	518
Expenses
Production and mineral taxes	-	-	7	9	7	9
Transportation and selling	213	83	64	63	277	146
Operating	60	50	72	63	132	113
Purchased product	-	-	-	-	-	-
Operating Cash Flow	215	71	309	179	524	250

			Natural Gas
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	27	41	382	656	409	697
Less: Royalties	4	4	6	8	10	12
Net Revenues	23	37	376	648	399	685
Expenses
Production and mineral taxes	-	-	5	4	5	4
Transportation and selling	-	1	14	13	14	14
Operating	7	9	59	64	66	73
Purchased product	-	-	-	-	-	-
Operating Cash Flow	16	27	298	567	314	594

			Other
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	2	17	415	231	417	248
Less: Royalties	-	1	-	-	-	1
Net Revenues	2	16	415	231	417	247
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and selling	-	6	-	-	-	6
Operating	2	7	5	5	7	12
Purchased product	-	-	404	218	404	218
Operating Cash Flow	-	3	6	8	6	11

			Total Upstream
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	544	263	1,323	1,230	1,867	1,493
Less: Royalties	31	6	80	37	111	43
Net Revenues	513	257	1,243	1,193	1,756	1,450
Expenses
Production and mineral taxes	-	-	12	13	12	13
Transportation and selling	213	90	78	76	291	166
Operating	69	66	136	132	205	198
Purchased product	-	-	404	218	404	218
Operating Cash Flow	231	101	613	754	844	855

Cenovus Energy Inc.	18	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Capital Expenditures

	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Integrated Oil	151	155
Canadian Plains	139	235
Upstream Canada	290	390
Downstream Refining	202	252
Corporate	1	10
Total	493	652

Goodwill Additions

There were no additions to goodwill during 2010 or 2009.

2.  BACKGROUND & BASIS OF PRESENTATION

Cenovus was created on November 30, 2009 and began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an integrated oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.  Common shares of Cenovus began trading on a “when issued” basis on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges on November 2, 2009.  Regular trading of Cenovus shares began on the TSX on December 3, 2009 and on the NYSE on December 9, 2009.

Basis of presentation / Carve-out financial information for comparative periods

These interim Consolidated Financial Statements have been presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as outlined in Notes 3 and 4.  The disclosures provided below are incremental to those included with the Cenovus annual audited Consolidated Financial Statements.  Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

Since the Company was created on November 30, 2009 and began independent operations on December 1, 2009, the comparative information provided in these interim Consolidated Financial Statements represent the financial position, results of operations and cash flows of the businesses transferred to Cenovus on a carve-out basis.  Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements for prior period comparatives are reasonable. However, these comparative amounts may not reflect Cenovus’s financial position, results of operations, and cash flows had Cenovus been a stand-alone company during the comparative periods presented.  For additional information regarding the carve-out process, readers should refer to Cenovus’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

Cenovus Energy Inc.	19	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

3.             CHANGE IN REPORTING CURRENCY

Upon the creation of the Company on November 30, 2009 as a result of the Arrangement, Cenovus reported its results in U.S. dollars for the preparation of its December 31, 2009 financial statements as this was the reporting currency used by Encana.  Effective January 1, 2010, the Company changed its reporting currency to Canadian dollars.  The change in reporting currency is to better reflect the business of Cenovus, and it allows for increased comparability to the Company’s peers.  In implementing this change, the Company has followed the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 130 (“EIC-130”), “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

With the change in reporting currency, all comparative financial information being presented has been restated from U.S. dollars to Canadian dollars to reflect the Company’s financial statements as if they had been historically reported in Canadian dollars.

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Business Combinations

On January 1, 2010, Cenovus early adopted CICA Handbook Section 1582, “Business Combinations,” which replaces CICA Handbook Section 1581 of the same name.  The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the Statement of Earnings.  The adoption of this standard did not impact the Company’s interim Consolidated Financial Statements for the period ended March 31, 2010.  However, the adoption of this new standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements and Non-controlling Interests

In conjunction with the early adoption of CICA Handbook Section 1582, the Company was also required to early adopt CICA Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” effective January 1, 2010.  These sections replace the former consolidated financial statement standard, CICA Handbook Section 1600, “Consolidated Financial Statements.”  Section 1601 establishes the requirements for the preparation of the consolidated financial statements and Section 1602 establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1602 requires a non-controlling interest to be classified as a separate component of equity.  In addition, net earnings, and components of other comprehensive income are attributed to both the parent and non-controlling interest.  The early adoption of these standards did not have a material impact on the Company’s interim Consolidated Financial Statements for the period ended March 31, 2010.  These standards along with CICA Handbook section 1582 above are converged with International Financial Reporting Standards (see Note 5).

Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

Cenovus Energy Inc.	20	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

5.  RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises.  Cenovus will be required to report its results in accordance with IFRS beginning in 2011.  Cenovus has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.  The impact of IFRS on the interim Consolidated Financial Statements is not reasonably determinable at this time.

6.  DIVESTITURES

For the period ended March 31, 2010, total proceeds received on the sale of assets were $72 million (2009–nil).

7.  INTEREST, NET

	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Interest Expense—Long-Term Debt	58	46
Interest Expense—Other	45	55
Interest Income	(38)	(56)
	65	45

Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

8.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	(108)	67
Translation of U.S. dollar Partnership Contribution Receivable issued from Canada	76	(109)
Realized and Other Foreign Exchange (Gain) Loss	5	(10)
	(27)	(52)

9.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Current
Canada	15	88
United States	-	10
Total Current Tax	15	98
Future	100	(24)
	115	74

Cenovus Energy Inc.	21	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

10.  INVENTORIES

As at (C$ millions)	March 31, 2010	December 31, 2009

Product
Upstream Canada	277	267
Downstream Refining	549	589
Parts and Supplies	19	19
	845	875

11.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

In relation to the creation and activities of the integrated oil business venture with ConocoPhillips, the following represent Cenovus’s 50 percent share of amounts receivable and payable:

Partnership Contribution Receivable

As at (C$ millions)	March 31, 2010	December 31, 2009

Current	339	345
Long-term	2,457	2,621
	2,796	2,966

Partnership Contribution Payable

As at (C$ millions)	March 31, 2010	December 31, 2009

Current	335	340
Long-term	2,486	2,650
	2,821	2,990

In addition to the Partnership Contribution Receivable and Payable, other assets and other liabilities include equal amounts for interest bearing member loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At March 31, 2010 these amounts were $279 million (December 31, 2009—$183 million).

12.  LONG-TERM DEBT

As at (C$ millions)	March 31, 2010	December 31, 2009

Canadian Dollar Denominated Debt
Bank credit facilities	-	32
U.S. Dollar Denominated Debt
Bank credit facilities	-	26
Unsecured notes	3,555	3,663
	3,555	3,689
Total Debt Principal	3,555	3,721

Debt Discounts and Transaction Costs	(61)	(65)
Current Portion of Long-Term Debt	-	-
	3,494	3,656

At March 31, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	22	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

13.  ASSET RETIREMENT OBLIGATION

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and downstream refining facilities is as follows:

As at (C$ millions)	March 31, 2010	December 31, 2009

Asset Retirement Obligation, Beginning of Period	1,147	793
Liabilities Incurred	12	6
Liabilities Settled	(10)	(38)
Liabilities Divested	-	(10)
Change in Estimated Future Cash Outflows	(5)	357
Accretion Expense	22	45
Foreign Currency Translation	(1)	(6)
Asset Retirement Obligation, End of Period	1,165	1,147

14.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at March 31, 2010
	Number of Common Shares (millions)	Amount ($ millions)

Outstanding, Beginning of Period	751.3	3,681
Common Shares Issued under Option Plans	0.4	6
Outstanding, End of Period	751.7	3,687

To determine Cenovus’s share capital amount, Encana’s stated capital immediately prior to the Arrangement was split based on the relative fair market values of the Encana and Cenovus Common Shares at the time of the initial exchange.  Cenovus’s share capital amount was deducted from Encana’s net investment with the remaining $6,055 million reclassified as Paid in Surplus.

At March 31, 2010, there were 22 million Common Shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at March 31, 2010.

Net Investment

For comparative periods, Encana’s net investment in the operations of Cenovus prior to the Arrangement is presented as total Net Investment in the interim Consolidated Financial Statements.  Total Net Investment consists of Owner’s Net Investment and AOCI.

Cenovus Energy Inc.	23	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

14.  SHARE CAPITAL (continued)

Option Plans

Cenovus Employee Stock Option Plan

Cenovus has stock-based compensation plans that allow employees to purchase Common Shares of the Company.  Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.  In addition, certain stock options granted are performance based.  The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Cenovus attaining prescribed performance relative to pre-determined key measures.  All options issued by the Company have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (see Note 16).

Cenovus Replacement Tandem Share Appreciation Rights (“Cenovus Replacement TSARs”) Held By Encana Employees

Under the terms of the Arrangement, each original Encana TSAR was replaced with one Encana Replacement TSAR and one Cenovus Replacement TSAR with terms and conditions similar to the original Encana TSAR.  Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR and therefore, no compensation expense is recognized.  No further Cenovus Replacement TSARs will be granted to Encana employees.

Encana employees can choose to exercise the Cenovus Replacement TSAR in exchange for a Cenovus common share or for cash.  Cenovus has recorded a liability in the Consolidated Balance Sheet for Cenovus Replacement TSARs held by Encana employees using the fair value method, with an offsetting accounts receivable from Encana.  The fair value of each Cenovus Replacement TSAR held by Encana employees was estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.56%
Dividend Yield	3.16%
Volatility	26.34%
Cenovus’s Closing Common Share Price at March 31, 2010	C$26.53

The following tables summarize information related to the Cenovus Replacement TSARs held by Encana employees:

As at March 31, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Period	22,945,337	10,462,643	27.14
Exercised – SARs	(1,112,435)	(8,049)	18.72
Exercised – Options	(83,812)	(171)	18.66
Forfeited	(971,360)	(876,905)	28.35
Outstanding, End of Period	20,777,730	9,577,518	27.57
Exercisable, End of Period	13,805,966	5,284,426	26.95

Cenovus Energy Inc.	24	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

14.  SHARE CAPITAL (continued)

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

15.00 to 19.99	14,480	-	0.09	19.28	14,480	-	19.28
20.00 to 24.99	3,859,211	-	0.88	22.95	3,844,966	-	22.95
25.00 to 29.99	11,408,907	6,645,198	2.88	26.50	6,973,503	3,777,892	26.61
30.00 to 34.99	5,304,032	2,932,320	2.83	32.82	2,910,542	1,506,534	32.81
35.00 to 39.99	109,450	-	3.17	37.14	37,980	-	37.08
40.00 to 44.99	80,150	-	3.19	42.76	24,045	-	42.76
45.00 to 49.99	1,500	-	3.14	45.56	450	-	45.56
	20,777,730	9,577,518	2.50	27.57	13,805,966	5,284,426	26.95

15.  CAPITAL STRUCTURE

Cenovus’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt.  Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and short-term financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent.

As at (C$ millions)	March 31, 2010	December 31, 2009
Debt	3,494	3,656
Shareholders’ Equity	9,901	9,608
Total Capitalization	13,395	13,264
Debt to Capitalization ratio	26%	28%

Cenovus targets a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at (C$ millions)	March 31, 2010	December 31, 2009

Debt	3,494	3,656

Net Earnings	828	818
Add (deduct):
Interest, net	264	244
Income tax expense	385	344
Depreciation, depletion and amortization	1,471	1,527
Accretion of asset retirement obligation	56	45
Foreign exchange (gain) loss, net	329	304
Other (income) loss, net	(3)	(2)
Adjusted EBITDA	3,330	3,280
Debt to Adjusted EBITDA*	1.0x	1.1x

* Calculated on a trailing 12-month basis

Cenovus Energy Inc.	25	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

15.  CAPITAL STRUCTURE (continued)

It is Cenovus’s intention to maintain an investment grade rating to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus’s capital structure, objectives and targets have remained unchanged over the periods presented.  At March 31, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

16.  COMPENSATION PLANS

Cenovus has in place programs whereby employees may be granted the following share-based long-term incentives:

•                   Tandem Share Appreciation Rights (“TSARs”)

Tandem Share Appreciation Rights (“TSARs”) are options to purchase Common Shares issued under the Cenovus Employee Stock Option Plan whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.  Certain of the TSARs (“Performance TSARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

•                   Share Appreciation Rights (“SARs”)

Share Appreciation Rights (“SARs”) entitle the employee to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the original grant date.  Certain of the SARs (“Performance SARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance SARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 2, each Cenovus employee holding an original Encana long-term incentive unit of the same nature disposed of their right to Cenovus in exchange for a Cenovus Replacement unit and to Encana for an Encana Replacement unit. The terms and conditions of the Cenovus and Encana Replacement units are similar to the terms and conditions of the original Encana unit. The original exercise price of the Encana unit was apportioned to the Cenovus and Encana Replacement units based on the one day volume weighted average trading price of Cenovus’s common share price relative to that of Encana’s common share price on the TSX on December 2, 2009.  Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees for the Encana Replacement units they hold. No further Encana Replacement units will be granted to Cenovus employees.

All of these share-based long-term incentive programs have similar vesting provisions as the Cenovus stock option plan.  Cenovus units and Cenovus Replacement Units are measured against the Cenovus common share price and Encana Replacement Units are measured against the Encana common share price.

Cenovus Energy Inc.	26	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

16.  COMPENSATION PLANS (continued)

The Company has recorded a liability in the Consolidated Balance Sheet for Encana Replacement Units held by the Company’s employees using the fair value method.  The fair value of each Encana Replacement Unit granted is estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.61%
Dividend Yield	2.63%
Volatility	27.43%
Encana’s Common Share Price	C$32.00

A) Tandem Share Appreciation Rights

The following tables summarize the information related to the TSARs held by Cenovus employees:

As at March 31, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

TSARs – Outstanding, Beginning of Period	16,454,727	8,053,074	27.52
Granted	5,564,485	-	26.32
Exercised – SARs	(553,593)	(618)	18.44
Exercised – Options	(123,205)	-	18.34
Forfeited	(586,601)	(580,121)	28.47
Outstanding, End of Period	20,755,813	7,472,335	27.47
Exercisable, End of Period	9,193,069	3,821,509	27.37

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)
15.00 to 19.99	9,840	-	0.11	19.36	9,840	-	19.36
20.00 to 24.99	2,277,484	-	0.93	22.95	2,238,679	-	22.94
25.00 to 29.99	14,035,991	4,992,012	4.58	26.40	4,563,283	2,540,810	26.58
30.00 to 34.99	4,234,298	2,480,323	2.86	32.89	2,312,132	1,280,699	32.89
35.00 to 39.99	124,350	-	3.20	37.14	46,980	-	36.88
40.00 to 44.99	71,850	-	3.21	43.31	21,555	-	43.31
45.00 to 49.99	2,000	-	3.14	45.56	600	-	45.56
	20,755,813	7,472,335	3.81	27.47	9,193,069	3,821,509	27.37

For the period ended March 31, 2010, Cenovus has not recorded any significant compensation costs related to TSARs.

Cenovus Energy Inc.	27	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

16.  COMPENSATION PLANS (continued)

B) Share Appreciation Rights

The following tables summarize the information related to the SARs held by Cenovus employees:

As at March 31, 2010
	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

SARs – Outstanding, Beginning of Period	44,657	23,932	29.38
Forfeited	(3,271)	(2,646)	29.28
Outstanding, End of Period	41,386	21,286	29.38
Exercisable, End of Period	15,326	8,246	30.47

	Outstanding SARs				Exercisable SARs
Range of Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

25.00 to 29.99	24,128	10,528	3.89	26.83	5,868	2,688	26.47
30.00 to 34.99	17,258	10,758	2.87	32.96	9,458	5,558	32.96
	41,386	21,286	3.47	29.38	15,326	8,246	30.47

For the period ended March 31, 2010, Cenovus has not recorded any significant compensation costs related to the SARs.

C) Encana Replacement Tandem Share Appreciation Rights

The following tables summarize information related to the Encana Replacement TSARs held by Cenovus employees:

As at March 31, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

Replacement TSARs – Outstanding, Beginning of Period	16,356,660	8,051,692	30.46
Exercised – SARs	(665,281)	(22,601)	21.34
Exercised – Options	(79,920)	(45)	20.78
Forfeited	(588,131)	(579,461)	31.43
Outstanding, End of Period	15,023,328	7,449,585	30.87
Exercisable, End of Period	9,091,923	3,798,271	30.29

Cenovus Energy Inc.	28	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

16.  COMPENSATION PLANS (continued)

	Outstanding Encana Replacement TSARs				Exercisable Encana Replacement TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

20.00 to 24.99	27,090	-	1.09	22.63	21,490	-	22.53
25.00 to 29.99	10,285,010	4,969,277	2.65	28.37	6,500,955	2,517,753	27.99
30.00 to 34.99	406,650	-	2.18	32.30	260,420	-	32.13
35.00 to 39.99	4,157,528	2,480,308	2.88	36.47	2,263,518	1,280,518	36.46
40.00 to 44.99	74,200	-	3.25	42.28	23,685	-	42.21
45.00 to 49.99	70,850	-	3.21	47.94	21,255	-	47.94
50.00 to 54.99	2,000	-	3.14	50.39	600	-	50.39
	15,023,328	7,449,585	2.70	30.87	9,091,923	3,798,271	30.29

For the period ended March 31, 2010, the Company recorded a reduction of compensation costs of $13 million related to the Encana Replacement TSARs.

D) Encana Replacement Share Appreciation Rights

The following tables summarize information related to the Encana Replacement SARs held by Cenovus employees:

As at March 31, 2010
	Total Number of SARs	Performance TSARs	Weighted Average Exercise Price (C$)

Encana Replacement SARs – Outstanding, Beginning of Period	44,657	23,932	32.48
Cancelled/Forfeited	(3,271)	(2,646)	32.37
Outstanding, End of Period	41,386	21,286	32.49
Exercisable, End of Period	15,326	8,246	33.69

	Outstanding Encana Replacement SARs				Exercisable Encana Replacement SARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of SARs	Performance TSARs	Weighted Average Exercise Price (C$)

25.00 to 29.99	21,128	10,528	3.84	29.25	5,868	2,688	29.26
30.00 to 34.99	3,000	-	4.21	32.55	-	-	-
35.00 to 39.99	17,258	10,758	2.87	36.44	9,458	5,558	36.44
	41,386	21,286	3.47	32.49	15,326	8,246	33.69

For the period ended March 31, 2010, the Company has not recorded any significant compensation costs related to the Encana Replacement SARs.

E) Deferred Share Units (“DSUs”)

Cenovus has in place a program whereby directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a common share of the Company. Commencing in 2009, employees had the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, can be redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

Cenovus Energy Inc.	29	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

16.  COMPENSATION PLANS (continued)

Pursuant to the terms of the Arrangement, Encana DSUs credited to directors, officers and employees of Cenovus were exchanged for Cenovus DSUs.  The fair value of the Cenovus DSUs credited to each holder was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the effective date of the Arrangement.

The following table summarizes information related to the DSUs held by Cenovus employees and Directors:

As at March 31, 2010
Outstanding DSUs

Outstanding, Beginning of Period	768,103
Granted	61,345
Granted from Annual Bonus Awards	81,117
Units in Lieu of Dividends	6,935
Outstanding, End of Period	917,500

For the period ended March 31, 2010, the Company has recorded $2 million in compensation costs related to DSUs.

F) Performance Share Units (“PSUs”)

In 2010, the Company granted Performance Share Units (“PSUs”) to certain employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30% after year one, 30% after year two and 40% after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The following table summarizes information related to the PSUs held by Cenovus employees:

As at March 31, 2010
Outstanding PSUs

Outstanding, Beginning of Period	-
Granted	1,251,995
Cancelled	(781)
Units in Lieu of Dividends	9,550
Outstanding, End of Period	1,260,764

For the period ended March 31, 2010, the Company recorded $2 million in compensation costs related to the PSUs.

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the Partnership Contribution Receivable and Payable and member loans, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

Cenovus Energy Inc.	30	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable and member loans approximate their carrying amount due to the specific non-tradeable nature of these instruments in relation to the creation of the integrated oil business venture.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information.

The fair value of financial assets and liabilities, including current portions thereof were as follows:

As at (C$ millions)	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Held-for-trading:
Cash and cash equivalents	397	397	155	155
Risk management assets	297	297	61	61
Loans and Receivables:
Accounts receivable and accrued revenues	1,108	1,108	978	978
Partnership Contribution Receivable	2,796	2,796	2,966	2,966
Member loans receivable	279	279	183	183
Financial Liabilities
Held-for-trading:
Risk management liabilities	73	73	74	74
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,823	1,823	1,574	1,574
Long-term debt	3,494	3,762	3,656	3,964
Partnership Contribution Payable	2,821	2,821	2,990	2,990
Member loans payable	279	279	183	183

B) Risk Management Assets and Liabilities

For comparative purposes, under the terms of the Arrangement, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Cenovus Energy Inc.	31	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Risk Management Position

As at (C$ millions)	March 31, 2010	December 31, 2009

Risk Management
Current asset	246	60
Long-term asset	51	1
	297	61
Risk Management
Current liability	67	70
Long-term liability	6	4
	73	74
Net Risk Management Asset (Liability)	224	(13)

Of the $224 million net risk management asset balance at March 31, 2010, an asset of $143 million relates to the contract with Encana.

Summary of Unrealized Risk Management Positions

As at (C$ millions)	March 31, 2010			December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	294	-	294	53	-	53
Crude Oil	3	61	(58)	8	66	(58)
Power	-	12	(12)	-	8	(8)
Total Fair Value	297	73	224	61	74	(13)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at (C$ millions)	March 31, 2010	December 31, 2009
Prices actively quoted	245	6
Prices sourced from observable data or market corroboration	(21)	(19)
Total Fair Value	224	(13)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy Inc.	32	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Fair Value of Commodity Price Positions at March 31, 2010

As at March 31, 2010 (C$ millions)	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	24,600 bbls/d	2010	US$76.99/bbl	(55)
Other Financial Positions *				(3)
Crude Oil Fair Value Position				(58)

Natural Gas Contracts

Fixed Price Contracts	455 MMcf/d	2010	US$6.07/Mcf	233
NYMEX Fixed Price	263 MMcf/d	2011	US$5.90/Mcf	55
NYMEX Fixed Price	60 MMcf/d	2012-2013	US$6.49/Mcf	15
NYMEX Fixed Price

Basis Contracts **
Canada		2010		(3)
Canada		2011-2013		(6)
Natural Gas Fair Value Position				294

Power Purchase Contracts
Power Fair Value Position				(12)

*	Other financial positions are part of ongoing operations to market the Company’s production.
**

Cenovus has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Gross Revenues	28	303
Less: Royalties	-	-
Net Revenues	28	303
Operating Expenses and Other	(3)	(31)
Gain (Loss) on Risk Management	25	272

	Unrealized Gain (Loss)
	Three Months Ended
For the period ended March 31, (C$ millions)	2010	2009

Gross Revenues	241	105
Less: Royalties	-	-
Net Revenues	241	105
Operating Expenses and Other	(4)	(19)
Gain (Loss) on Risk Management	237	86

Cenovus Energy Inc.	33	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31,

(C$ millions)		2010	2009
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Period	(13)
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered into During the Period	262	262	358
Fair Value of Contracts Realized During the Period	(25)	(25)	(272)
Fair Value of Contracts, End of Period	224	237	86

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at March 31, 2010 as follows:

(C$ millions)	10% Price Increase	10% Price Decrease

Natural gas price	(118)	118
Crude oil price	(63)	63
Power price	2	(2)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative financial instruments for speculative purposes.

Crude Oil – The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply with fixed price swaps.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Cenovus Energy Inc.	34	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at March 31, 2010, over 97 percent (December 31, 2009--98 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At March 31, 2010, Cenovus had four counterparties whose net settlement position individually account for more than 10 percent (December 31, 2009–three counterparties, including Encana) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the member loans receivable is the total carrying value. The current concentration of this credit risk resides with Encana and A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity through the active management of cash and debt.  As disclosed in Note 15, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash flow from operating activities and undrawn credit facilities.  At March 31, 2010, no amounts were drawn on Cenovus’s committed bank credit facility.

It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.  DBRS Limited has assigned a rating of A (low) with a “Stable” outlook, Standard and Poor’s Corporation has assigned a rating of BBB+ with a “Stable” outlook and Moody’s Investors Service Inc. has assigned a rating of Baa2 with a “Stable” outlook.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,823	-	-	-	1,823
Risk Management Liabilities	67	6	-	-	73
Long-Term Debt*	229	415	1,210	5,518	7,372
Partnership Contribution Payable*	496	993	993	993	3,475
Member Loans Payable	-	279	-	-	279

*  Principal and interest, including current portion

Cenovus Energy Inc.	35	First quarter report
for the period ended March 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended March 31, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency and reporting currency is Canadian dollars.  All amounts are reported in Canadian dollars, unless otherwise indicated.

As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At March 31, 2010, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,525 million at December 31, 2009) and US$2,753 million related to the U.S. dollar Partnership Contribution Receivable (US$2,834 million at December 31, 2009).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $7 million change in foreign exchange (gain) loss at March 31, 2010 (2009–$13 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At March 31, 2010, one hundred percent of the Company’s debt is fixed-rate debt and as a result, for each one percent change in interest rates on floating rate debt there would be no impact on net earnings (2009–$6 million).

18.  PER SHARE AMOUNTS

For the period ended March 31,	Three Months Ended
	2010	2009

Weighted Average Common Shares Outstanding – Basic	751.5	750.5
Effect of Dilutive Securities	0.2	0.9
Weighted Average Common Shares Outstanding – Diluted	751.7	751.4

Since Cenovus’s shares were issued pursuant to the Arrangement with Encana to create the Company, the per share amounts disclosed for the comparative period are based on Encana’s common shares.

19.  CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations.  Cenovus believes it has made adequate provisions for such legal claims.

Cenovus Energy Inc.	36	First quarter report
for the period ended March 31, 2010